[Letterhead of AMB Property Corporation]
April 28, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Michael E. McTiernan

RE:	AMB Property Corporation
Registration Statement on Form S-4
File No. 333-172741
Dear Mr. McTiernan:
     AMB Property Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-4 effective as of 5:00 p.m., April 28, 2011, or as soon thereafter as practicable.
     In connection with that request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions regarding this request to Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at (212) 403-1234 or David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394. Thank you for your continued assistance.

Sincerely,

/s/ Tamra D. Browne

Tamra D. Browne AMB Property Corporation

cc:	Edward S. Nekritz, ProLogis
Adam O. Emmerich, Robin Panovka and David K. Lam, Wachtell, Lipton, Rosen & Katz
Michael T. Blair, Greenberg Traurig, LLP
Edward J. Schneidman, Michael L. Hermsen and David Malinger, Mayer Brown LLP